FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For Octobr 19, 2004

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
          Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated October 19, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: October 19, 2004	By: /s/ Bruno Nieuwland

	Name:	Bruno Nieuwland
	Title:	Chief Financial Controller

By: /s/ Marc Beuls

	Name:	Marc Beuls
	Title:	President and Chief Executive Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
October 19, 2004

MILLICOM INTERNATIONAL CELLULAR S.A. ANNOUNCES RESULTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2004

•	Record quarterly total subscriber increase for Q3 04 of 480,866(i)**
•	51% increase in revenues for Q3 04 to $235.3m (Q3 03: $156.1m)*
•	42% increase in EBITDA for Q3 04 to $117.4m (Q3 03: $82.7m)*
•	Profit for Q3 04 of $12.8m (Q3 03: loss of $13.2m)
•	Earnings per common share for Q3 04 of $0.14 (Q3 03: loss of $0.20)
•	Total shareholders equity as at Sept 2004 of $8.4m (Dec 2003: $(85.2)m)

•	52% increase in revenues for the nine months to Sept 2004 to $663.6m (2003: $437.7m)*
•	47% increase in EBITDA for the nine months to Sept 2004 to $331.5m (2003: $224.8m)*
•	Profit for the nine months to Sept 2004 of $42.3m (2003: $189.1 m)
•	Earnings per common share for the nine months to Sept 2004 of $0.53 (2003: $2.90)

New York, Stockholm, London and Luxembourg – October 19, 2004 – Millicom International Cellular S.A. (Nasdaq Stock Market: MICC, Stockholmsbörsen and Luxembourg Stock Exchange: MIC), the global telecommunications investor, today announces results for the quarter and nine months ended September 30, 2004.

Financial summary for the quarters ended September 30, 2004 and 2003*

Worldwide subscribers (i)		Sept 30 2004	Sept 30 2003	Change

-	proportional cellular (ii)	4,737,721	3,806,646	24%
-	total cellular	6,853,233	5,303,841	29%

US$ ‘000
Revenues	235,287	156,056	51%

Operating profit before interest, taxes,
depreciation and amortization, EBITDA(iii)	117,408	82,700	42%
EBITDA margin	50%	53%

Profit (loss) for the quarter	12,802	(13,205)

Basic earnings (loss) per common share (US$)	0.14	(0.20)
Diluted earnings (loss) per common share (US$)	0.14	(0.20)

Weighted average number of shares (thousands)	89,230	65,299

Weighted average number of shares and dilutive
potential shares (thousands)	89,821	65,299

(i)	Subscriber figures represent the worldwide total number of subscribers of cellular systems in which MIC has an ownership interest. Subscriber figures exclude divested operations.
(ii)	Proportional subscribers are calculated as the sum of MIC’s percentage ownership of subscribers in each operation.
(iii)	EBITDA; operating profit before interest, taxation, depreciation and amortization, is derived by deducting cost of sales, sales and marketing costs, and general and administrative costs from revenues.
*	Due to local issues in El Salvador, MIC discontinued consolidating El Salvador on a proportional basis from May 2001 to September 15, 2003. Figures for 2003 exclude divested operations and include El Salvador from September 15 to September 30, 2003 only. Figures for 2004 include El Salvador and exclude divested operations for subscribers and financial results, down to and including EBITDA.
**	Excluding the increase in subscriber numbers in Q3 2003 due to the reconsolidation of El Salvador.

Marc Beuls, MIC’s President and Chief Executive Officer stated:

“In the third quarter MIC added 480,866 net new total cellular subscribers, a record for the Group**, providing clear evidence of how fast MIC is able to grow its businesses organically. The strongest growth has come from South East Asia, where price cuts are enabling Millicom to drive penetration at a faster rate than was previously possible, evidenced by our Vietnam operation passing the 1.5 million subscriber mark and, from Africa, where the pace of subscriber acquisition continues to grow quarter on quarter, the direct result of the increased level of investment in the region during the last year. These strong subscriber numbers have also translated into some exceptionally strong financial numbers as not only is MIC able to grow its subscriber base but it also reported a 10% increase in prepaid minutes of use compared to last quarter, as lower tariffs encourage greater use of telephony.

“Revenues are up 51% year on year and 9% on the quarter. In Guatemala, Honduras, Paraguay, Ghana, Tanzania and Vietnam revenue growth from the second quarter of 2004 is in excess of 10%, showing the broad base of growth. In Latin America the growth recovery has been driven by the successful launch of Tigo GSM services. EBITDA is up 42% year on year and MIC has maintained margins of 50%. Quarterly EBITDA growth of 14% in Latin America, 20% in Africa and 9% in South East Asia shows the acceleration in earnings growth on a global basis.

“Paktel and Pakcom are currently negotiating the launch of the GSM network as well as the renewal of their licenses with the Government of Pakistan. Constructive talks are being held between parties with the intention to achieve a settlement that would address both parties' issues. We will inform the market once the deal is closed with the PTA, the Pakistan regulator. A resolution of the Pakistan issues will definitely be accretive to the future growth of Millicom.”

FINANCIAL AND OPERATING SUMMARY*

•	Subscriber growth:

	➢	An annual increase in total cellular subscribers of 29% to 6,853,233 as at September 30, 2004

	➢	An annual increase in proportional cellular subscribers of 24% to 4,737,721 as at September 30, 2004

	➢	In the third quarter of 2004 MIC added 480,866 net new total cellular subscribers

	➢	Proportional prepaid subscribers increased to 4,199,068 from 3,341,001 as at September 30, 2003

•	Financial highlights:

	➢	Revenues for the third quarter of 2004 were $235.3 million, an increase of 51% from the third quarter of 2003. Excluding El Salvador the increase was 31%. Compared to the second quarter of 2004, revenues increased by 9% from 215.2 million.

	➢	EBITDA increased by 42% in the third quarter of 2004 to $117.4 million, from $82.7 million for the third quarter of 2003. Excluding El Salvador, the increase was 22%. Compared to the second quarter of 2004, EBITDA increased by 9% from 107.5 million.

	➢	Total shareholders’ equity became positive reaching $8.4m as at September 30, 2004 compared to ($85.2m) as at December 31, 2003.

	➢	Profit for the third quarter of 2004 was $12.8 million, compared to a loss of $13.2 million for the third quarter of 2003.

	➢	Capital expenditure for the nine months ended September 30, 2004 was $160.2 million.

	➢	The quarterly EBITDA margin for Africa was 43%, up from 40% for the second quarter of 2004.

➢ Revenues for South America increased by 18% from the third quarter of 2003, highlighting the economic turnaround of this market.

•	Total cellular minutes increased by 50% for the three months ended September 30, 2004 from the same quarter in 2003 and by 38% excluding El Salvador. Prepaid minutes increased by 57% in the same period and by 49% excluding El Salvador.

•	During the third quarter Millicom’s operations in Paraguay Guatemala, El Salvador and Honduras, launched GSM services in the 850MHz frequency, under the brand name of Tigo.

•	On September 22, 2004 MIC sold its 65% holding in Millicom Argentina S.A., the high speed wireless data joint venture to the local partner, after having obtained regulatory approval, for a nominal amount.

REVIEW OF OPERATIONS

SUBSCRIBER GROWTH

In the third quarter of 2004 MIC’s worldwide operations in Asia, Latin America and Africa added 480,866 net new total cellular subscribers. On a proportional basis, MIC added 316,536 subscribers, bringing the number of proportional cellular subscribers as at September 30, 2004 to 4.7 million.

At September 30, 2004, MIC’s total cellular subscriber base increased by 29% to 6,853,233 cellular subscribers from 5,303,841 as at September 30, 2003. Particularly significant percentage increases were recorded in Ghana (163%), Senegal (97%), Tanzania (79%) and Vietnam (74%). MIC’s proportional subscriber base increased to 4,737,721 as at September 30, 2004 from 3,806,646 as at September 30, 2003, an increase of 24%.

Within the 4,737,721 proportional cellular subscribers reported at the end of the third quarter, 4,199,068 were prepaid subscribers. Prepaid subscribers currently represent 87% of total and 89% of proportional cellular subscribers.

Cellular Operations (i)

	Proportional (ii) Subs as at Sept 30, 2004	Proportional (ii) Subs as at Sept, 2003	Annualized Increase	Total Subs as at Sept 30, 2004	Total Subs as at Sept 30, 2003	Annualized Increase

South East Asia	990,144	614,518	61%	2,180,800	1,334,088	63%
South Asia	1,083,736	919,804	18%	1,300,977	1,103,671	18%

MIC Asia	2,073,880	1,534,322	35%	3,481,777	2,437,759	43%

Central America	1,049,491	918,361	14%	1,537,904	1,320,493	16%
South America	823,360	989,281	-17%	843,384	1,013,846	-17%

MIC Latin America	1,872,851	1,907,642	-2%	2,381,288	2,334,339	2%

MIC Africa	790,990	364,682	117%	990,168	531,743	86%

Total Cellular Ops	4,737,721	3,806,646	24%	6,853,233	5,303,841	29%

(i) All numbers and comparatives exclude divested operations.

(ii) Proportional subscribers are calculated as the sum of MIC’s percentage ownership of subscribers in each operation.

FINANCIAL RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004*

Total revenues for the three months ended September 30, 2004 were $235.3 million, an increase of 51% from the third quarter of 2003, reflecting the increasing trend of growth in MIC’s operations and the reconsolidation of El Salvador since September 15, 2003. MIC recorded revenue growth in Africa of 83% to $38.8m in the third quarter of 2004 compared with the same period in 2003, with Ghana producing growth of 118%. Revenues for Asia for the third quarter of 2004 increased by 26% from the same period last year. Third quarter revenues for South East Asia were $59.6 million compared to $41.8 million in the third quarter of 2003. Third quarter revenues for South Asia were flat compared to the third quarter of 2003.

Third quarter revenues for Latin America increased by 70% from the third quarter of 2003, mainly because of the reconsolidation of El Salvador since September 15, 2003, or by 21% if El Salvador is excluded. The Central American market continued to perform strongly, producing a 104% increase in revenues from the third quarter of 2003 and by 24% excluding El Salvador. In South America, revenue growth was 18% and Paraguay produced a revenue increase of 27%, its highest year-on-year quarterly increase for several years, pointing to a sustained recovery in the region.

Compared to the second quarter of 2004, revenues increased by 9%. Revenues grew by 13%, 17% and 16% in Guatemala, Honduras and Paraguay respectively, reflecting the successful launch of GSM and strong growth in those countries. Compared to the second quarter of 2004, revenues grew by 15% in South East Asia, with revenues in Vietnam growing by 18% due to increased penetration enabled by price reductions.

EBITDA for the three months ended September 30, 2004 was $117.4 million, an increase of 42% from the quarter ended September 30, 2003. EBITDA for Africa increased by 88% to $16.7 million in the third quarter of 2004 from $8.9 million in the third quarter of 2003, with the most impressive growth occurring in Ghana. EBITDA for Asia was $47.8 million for the third quarter, an increase of 12% from the same period in 2003, with an increase of 28% for South East Asia. South Asia saw a decline in EBITDA in the third quarter of 2004 resulting from the build out of the GSM network that did not generate any revenue yet. Latin America recorded growth in EBITDA of 72% from the third quarter of 2003 to $52.7 million, following the reconsolidation of El Salvador since September 15, 2003. Excluding El Salvador, EBITDA grew by 18%. The quarterly EBITDA margin for Asia was 55%, (59% for South East Asia and 44% for South Asia), for Latin America it was 49% (53% for Central America and 39% for South America) and for Africa it was 43%.

Compared to the second quarter of 2004, EBITDA increased by 9%. There was strong EBITDA growth in Africa, Central America and South America with respectively 20%, 13% and 15% growth compared to last quarter, reflecting strong performance and the successful launch of GSM in Latin America.

FINANCIAL RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004*

Total revenues for the nine months ended September 2004 were $663.6 million, an increase of 52% from the same period of 2003. Revenues for Africa were $105.6 million, increasing by an impressive 83%. In Asia revenues for the nine months to September 30, 2004 increased by 27% from 2003 to $255.5 million, with $167.2 million recorded for South East Asia and $88.3 million for South Asia. Revenues for Latin America for the nine months to September increased by 74% to $298.8 or by 16% to $192.3 million if El Salvador is excluded. Revenues for Central America (including El Salvador) and South America were $217.1 million and $81.7 million respectively.

EBITDA was $331.5 million for the nine months to September 2004, an increase of 47% over the same period of 2003. Most notably Africa recorded an 82% increase to $44.0 million for the nine months ended September 30, 2004. EBITDA for Asia was $145.3 million, up 24% from the year to September 2003, with $101.0 million and $44.3 million recorded for South East Asia and South Asia respectively. EBITDA for Latin America increased by 75% to $142.6 million with $110.9 million recorded for Central America and $31.7 million recorded for South America. Excluding El Salvador, EBITDA for Latin America increased by 17% from the same period in 2003. The Group EBITDA margin for the nine months to September 30, 2004 was 50%, for Asia it was 57% (60% for South East Asia and 50% for South Asia), for Latin America it was 48% (51% for Central America and 39% for South America) and for Africa it was 42%.

The profit for the nine months ended September 30, 2004 and 2003 was $42.3 million and $189.1 million respectively. The basic earnings per common share for the nine months ended September 30, 2004 and 2003 was $0.53 and $2.90 respectively. The profit for the nine months ended September 30, 2003 included amongst others an amount of $189.8 million relating to the gain and valuation movement on investment in securities, the gain on debt restructuring and the fair value result on financial instruments.

Total cellular minutes increased by 51% for the nine months to September 2004 compared with the same period in 2003.

Nominations Committee for the 2005 Annual General Meeting of Shareholders

Following the Annual General Meeting of Shareholders of MIC held in May 2004, a Nominations Committee was created. The Nominations Committee members are Cristina Stenbeck (Chairman), Vigo Carlund and Daniel Johannesson.

The Nominations Committee will submit a proposal for the composition of the Board of Directors that will be presented for approval to the 2005 Annual General Meeting of Shareholders which will be held on Tuesday, May 31, 2005.

Shareholders who would like to suggest representatives for the MIC Board of Directors can send a letter to AGM, Millicom International Cellular S.A., 75 Route de Longwy, L-8080 Bertrange, Luxembourg or an e-mail to agm@millicom.com.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group’s cellular operations have a combined population under license of approximately 387 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:

Marc Beuls	Telephone: +352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone: +44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at http://www.millicom.com

CONFERENCE CALL DETAILS

A conference call to discuss the results will be held at 16:00 CET / 10:00 ET, on Tuesday, October 19, 2004. The dial-in numbers are: +44 (0)20 7984 7576 or +1 718 354 1157 and participants should quote Millicom International Cellular. A live audio stream of the conference call can also be accessed at www.millicom.com. Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration. A recording of the conference call will be available for 7 days after the conference call, commencing approximately 30 minutes after the live call has finished, on: +44 (0)20 7984 7578 or +1 718 354 1112 , access code: 966117#.

APPENDICES

  Consolidated statements of profit and loss for the three months ended September 30, 2004 and 2003

  Consolidated statements of profit and loss for the nine months ended September 30, 2004 and 2003

  Consolidated balance sheets as at September 30, 2004 and December 31, 2003

  Condensed consolidated statements of cash flows for the nine months ended September 30, 2004 and 2003

  Condensed consolidated statements of changes in shareholders’ equity for the nine months ended September 30, 2004 and for the year ended December 31, 2003

  Quarterly analysis by cluster

     Millicom International Cellular S.A.

Consolidated statements of profit and loss
for the three months ended September 30, 2004 and 2003

	Quarter ended	Quarter ended
	Sept 30, 2004	Sept 30, 2003

	(Unaudited)	(Unaudited)
	US$ ’000	US$ ’000

Revenues	235,872	156,668

Operating expenses

Cost of sales (excluding depreciation and	(65,216)	(36,900)
amortization)

Sales and marketing	(28,918)	(20,558)

General and administrative expenses	(24,144)	(16,348)

Corporate and license acquisition costs	(6,536)	(5,985)

Write-down of assets, net	(119)	156

Loss from sale of subsidiaries and joint ventures, net	(1,981)	-

Depreciation and amortization	(40,101)	(32,266)

Operating profit	68,857	44,767

(Loss)/Gain and Valuation movement on investment in securities	(59,144)	17,532

Interest expense	(25,916)	(36,044)

Interest income	1,965	3,396

Fair value result on financial instruments	61,055	(26,440)

Exchange loss, net	(12,008)	(1,796)

Profit / (Loss) from associated companies	(101)	91

Profit before taxes	34,708	1,506

Taxes	(17,256)	(10,749)

Profit / (Loss) after taxes	17,452	(9,243)

Minority interest	(4,650)	(3,962)

Profit / (Loss) for the quarter	12,802	(13,205)

Basic earnings per common share (US$)	0.14	(0.20)

Weighted average number of shares
outstanding in the quarter (in thousands)	89,230	65,299

Profit for the quarter used to determine diluted earnings per
common share	12,802	(13,205)

Diluted earnings per common share (US$)	0.14	(0.20)

Weighted average number of shares and potential
dilutive shares outstanding in the quarter (in thousands)	89,821	65,299

       Millicom International Cellular S.A.

Consolidated statements of profit and loss
for the nine months ended September 30, 2004 and 2003

9 months ended	9 months ended
	Sept 30, 2004	Sept 30, 2003

	(Unaudited)	(Unaudited)
	US$ ’000	US$ ’000

Revenues	665,780	445,249

Operating expenses

Cost of sales (excluding depreciation and	(178,705)	(107,571)
amortization)

Sales and marketing	(85,414)	(57,286)

General and administrative expenses	(69,572)	(52,557)

Corporate and license acquisition costs	(20,342)	(17,100)

Write-down of assets, net	(608)	(310)

(Loss)/Gain from sale of subsidiaries and joint ventures, net	(1,951)	1,133

Depreciation and amortization	(119,197)	(90,654)

Operating profit	189,991	120,904

(Loss)/Gain and Valuation movement on investment in securities	(145,157)	119,237

Interest expense	(77,326)	(91,764)

Interest income	5,027	4,976

Other Income	200	97,052

Fair value result on financial instruments	132,402	(26,440)

Exchange gain, net	1,631	6,313

Profit from associated companies	503	217

Profit before taxes	107,271	230,495

Taxes	(50,761)	(29,101)

Profit after taxes	56,510	201,394
Minority interest	(14,192)	(12,338)

Profit for the period	42,318	189,056

Basic earnings per common share (US$)	0.53	2.90

Weighted average number of shares
outstanding in the period (in thousands)	80,461	65,192

Profit for the period used to determine diluted earnings
per common share	43,535	191,188

Diluted earnings per common share (US$)	0.49	2.45

Weighted average number of shares and potential
dilutive shares outstanding in the period (in thousands)	89,548	78,040

Millicom International Cellular S.A.
Consolidated balance sheets
as at September 30, 2004 and December 31, 2003

	Sept 30, 2004	Dec 31, 2003
	(Unaudited)
	US$ ’000	US$ ’000
Assets

Non-current assets

Intangible assets

Goodwill, net	40,137	49,578

Licenses, net	38,197	30,889

Other intangible assets, net	5,277	5,148

Property, plant and equipment, net	540,270	487,746

Financial assets

Investment in Tele2 AB shares	333,884	479,040

5% Mandatory Exchangeable Bond – Embedded derivative	28,945	-

Investment in other securities	18,339	25,397

Investment in associated companies	1,873	1,340

Pledged deposits	23,886	31,530

Deferred taxation	3,727	5,226

Total non-current assets	1,034,535	1,115,894

Current assets

Investment in other securities	15,149	15,291

Inventories	19,525	10,941

Debtors

Trade receivables, net	131,731	113,750

Amounts due from joint ventures	6,779	13,137

Amounts due from other related parties	2,889	2,905

Prepayments and accrued income	31,659	19,739

Other current assets	67,631	49,583

Time deposits	13,392	32,880

Cash and cash equivalents	209,881	148,829

Total current assets	498,636	407,055

Total assets	1,533,171	1,522,949

Millicom International Cellular S.A.
Consolidated balance sheets
as at September 30, 2004 and December 31, 2003

	Sept 30, 2004	Dec 31, 2003
	(Unaudited)
	US$ ’000	US$ ’000
Shareholders’ equity and liabilities

Shareholders’ equity

Share capital and premium (represented by 90,063,071 shares as at September 30, 2004)	309,488	239,876

Treasury stock (represented by 654,852 shares as at September 30, 2004)	(8,833)	(8,833)

2% PIK Notes – equity component	-	16,006

Legal reserve	13,576	4,256

Retained losses brought forward	(276,607)	(446,110)

Profit for the period	42,318	178,823

Currency translation reserve	(71,555)	(69,198)

Total shareholders’ equity	8,387	(85,180)

Minority interest	41,725	26,571

Liabilities

Non-current liabilities

Corporate 10% debt	536,399	536,036

2% PIK Notes	-	50,923

5% Mandatory Exchangeable Bond – Debt component	330,992	327,635

5% Mandatory Exchangeable Bond – Embedded derivative	-	103,457

Other debt and financing	106,280	126,150

Deferred Taxation	37,878	33,944

Total non-current liabilities	1,011,549	1,178,145

Current liabilities

Other debt and financing	100,212	132,664

Trade payables	169,395	112,764

Amounts due to related parties	2,399	608

Accrued interest and other expenses	63,161	44,673

Other current liabilities	136,343	112,704

Total current liabilities	471,510	403,413

Total liabilities	1,483,059	1,581,558

Total shareholders’ equity and liabilities	1,533,171	1,522,949

Millicom International Cellular S.A.
Condensed consolidated statements of cash flows
for the nine months ended September 30, 2004 and 2003

	Sept 30, 2004	Sept 30, 2003
	(Unaudited)	(Unaudited)
	US$ ’000	US$ ’000

Net cash provided by operating activities	202,037	128,322
Cash flow used by investing activities	(82,898)	(14,173)
Cash flow used by financing activities	(57,055)	(50,464)
Cash effect of exchange rate changes	(1,032)	495

Net increase in cash and cash equivalents	61,052	64,180

Cash and cash equivalents, beginning	148,829	70,451

Cash and cash equivalents, ending	209,881	134,631

Millicom International Cellular S.A.
Condensed consolidated statements of changes in shareholders’ equity for the nine months ended September 30, 2004 and for the year ended December 31, 2003

	Sept 30, 2004	Dec 31, 2003
	(Unaudited)
	US$ ’000	US$ ’000

Shareholders’ equity as at January 1	(85,180)	(295,259)
Disposal / Cancellation of treasury stock	-	2,394
Profit for the period	42,318	178,823
Shares issued via the exercise of stock options	2,048	-
Effect of consolidation of El Salvador	-	(3,248)
Issuance / Conversion of 2% PIK Notes	51,558	17,187
Movement in currency translation reserve	(2,357)	14,923

Shareholders’ equity	8,387	(85,180)

Millicom International Cellular S.A.
Quarterly analysis by cluster

	04 Q3	04 Q2	04 Q1	03 Q4	03 Q3
Total cellular subs

South East Asia	2,180,800	1,939,790	1,706,073	1,484,867	1,334,088
South Asia	1,300,977	1,271,138	1,246,692	1,192,282	1,103,671

MIC Asia	3,481,777	3,210,928	2,952,765	2,677,149	2,437,759

Central America	1,537,904	1,523,790	1,443,815	1,412,513	1,320,493
South America	843,384	774,304	739,530	939,376	1,013,846

MIC Latin America	2,381,288	2,298,094	2,183,345	2,351,889	2,334,339

MIC Africa	990,168	863,345	761,261	661,504	531,743

Sub-total	6,853,233	6,372,367	5,897,371	5,690,542	5,303,841
Divested	-	-	-	-	-

Total	6,853,233	6,372,367	5,897,371	5,690,542	5,303,841

Prop cellular subs

South East Asia	990,144	883,229	779,517	680,129	614,518
South Asia	1,083,736	1,063,081	1,044,513	998,207	919,804

MIC Asia	2,073,880	1,946,310	1,824,030	1,678,336	1,534,322

Central America	1,049,491	1,037,755	987,115	968,635	918,361
South America	823,360	754,900	721,602	915,174	989,281

MIC Latin America	1,872,851	1,792,655	1,708,717	1,883,809	1,907,642

MIC Africa	790,990	682,220	595,283	463,432	364,682

Sub-total	4,737,721	4,421,185	4,128,030	4,025,577	3,806,646
Divested	-	-	-	-	-

Total	4,737,721	4,421,185	4,128,030	4,025,577	3,806,646

Revenues (US$ ’000)

South East Asia	59,624	51,803	55,743	50,195	41,805
South Asia	28,006	29,746	30,608	29,140	27,896

MIC Asia	87,630	81,549	86,351	79,335	69,701

Central America	77,660	70,691	68,784	67,414	37,993
South America	30,116	26,573	25,014	26,023	25,455

MIC Latin America	107,776	97,264	93,798	93,437	63,448

MIC Africa	38,759	35,193	31,672	27,213	21,179

Other	1,122	1,209	1,244	1,136	1,728

Sub-total	235,287	215,215	213,065	201,121	156,056
Divested	585	834	794	734	612

Total	235,872	216,049	213,859	201,855	156,668

EBITDA (US$ ’000)

South East Asia	35,429	32,420	33,108	24,453	27,632
South Asia	12,421	14,983	16,908	15,734	15,244

MIC Asia	47,850	47,403	50,016	40,187	42,876

Central America	40,987	36,134	33,750	32,009	21,497
South America	11,722	10,230	9,743	9,409	9,231

MIC Latin America	52,709	46,364	43,493	41,418	30,728

MIC Africa	16,748	13,981	13,319	11,456	8,929

Other	101	(227)	(262)	(221)	167

Sub-total	117,408	107,521	106,566	92,840	82,700
Divested	186	184	224	136	162

Total	117,594	107,705	106,790	92,976	82,862